NEWS RELEASE

EMX Sells Generative Enterprise in Nordics for Cash and Future Royalty Interests

Vancouver, British Columbia, June 2, 2025 - EMX Royalty Corporation (NYSE American: EMX) (TSXV: EMX) (the "Company" or "EMX") is pleased to announce the sale of its Nordic operational platform to First Nordic Metals Corporation (TSXV: FNM) ("FNM"), a current partner of EMX and operator on multiple EMX royalty properties in Sweden and Finland. This strategic divestment will include EMX's infrastructure, exploration equipment and employees in the Nordic countries. EMX views this transaction as highly synergistic, as it will reduce EMX's operational and administrative expenses while providing additional operational capacity for FNM to advance its Gold Line interests in Sweden and its Oijärvi gold project in Finland, where EMX holds royalty interests. EMX will also be granted future royalty interests on projects organically generated by FNM for a period of five years.

Strategic Rationale and Long-Term Benefits

This transaction is part of a broader initiative to streamline EMX's global operations and reduce administrative costs while maintaining upside royalty exposure in partner-funded generative exploration efforts. EMX has been conducting generative exploration in the Nordic Countries for over 15 years and has generated a broad portfolio of royalties in the region, which will be retained by EMX. In addition, EMX will be granted future royalty interests on projects organically generated by FNM for a period of five years. This transaction fits EMX strategic objectives and provides an operational boost to an existing partner and operator.

Commercial Terms

As consideration for the sale, EMX will receive staged payments totaling 3.25 million SEK (approximately US$335,000) over a period of two years. The payments will be made in equal proportions of cash and the equivalent value in shares of FNM.

Additionally, FNM will grant EMX a 1% net smelter return (NSR) royalty on any newly generated projects in Sweden and Finland during the next five years.

Dr. Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

About EMX. EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol "EMX". Please see www.EMXroyalty.com for more information.

About FNM. First Nordic Metals Corp. is a Canadian-based gold exploration company, with precious metals assets in Sweden and Finland. The Company's flagship asset is the Barsele gold project in northern Sweden, a joint venture project with Agnico Eagle Mines Limited. Immediately surrounding the Barsele project, First Nordic is 100%-owner of a district-scale license position comprised of two additional target areas (Paubäcken, Storjuktan, also EMX royalty properties), which combined with the Barsele project, total ~100 km of strike coverage of the Gold Line greenstone belt. Additionally, in northern Finland, First Nordic is the 100%-owner of the underexplored Oijärvi greenstone belt, including the Kylmäkangas deposit, the largest known gold occurrence on this belt. EMX also controls various royalty interests over FNM projects in the Oijärvi belt.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	1

For further information contact:

David M. Cole President and CEO Phone: (303) 973-8585 Dave@EMXroyalty.com	Stefan Wenger Chief Financial Officer Phone: (303) 973-8585 SWenger@EMXroyalty.com	Isabel Belger Investor Relations Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture
Exchange) accepts responsibility for the adequacy or accuracy of this release

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended March 31, 2025 (the "MD&A"), and the most recently filed Annual Information Form ("AIF") for the year ended December 31, 2024, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedarplus.ca and on the SEC's EDGAR website at www.sec.gov.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	2